THE EUROPEAN EQUITY FUND, INC.
345 Park Avenue, New York, NY 10154
November 10, 2005
Dear Stockholder:
      The European Equity Fund, Inc. (the “Fund”) is offering to purchase up to 2,957,998 of its issued and outstanding shares of common stock at a price equal to 95% of the net asset value per share determined as of the close of the regular trading session of the New York Stock Exchange on the day after the date the offer expires (the “Offer”).
      The Offer is explained in detail in the enclosed Offer to Purchase and Letter of Transmittal. If you wish to tender your shares, instructions on how to tender shares are provided in the enclosed materials. I encourage you to read these materials carefully before making any decision with respect to the Offer. Neither the Fund nor its Board of Directors makes any recommendation to any stockholder on whether to tender any or all shares.
      Please note that the Offer is scheduled to expire at 11:59 p.m. Eastern Time on December 12, 2005 unless extended by the Fund. Questions regarding the Offer should be directed to Georgeson Shareholder Communications, Inc. at (888) 293-6907 between the hours of 9:00 a.m. and 5:00 p.m. Eastern Time, Monday through Friday (except holidays).

Sincerely,

Vincent J. Esposito
President and Chief Executive Officer
The European Equity Fund, Inc.